UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Red Lion Hotels Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

756764106

(CUSIP Number)

ELENA PILIPTCHAK

OURAY CAPITAL MANAGEMENT, LLC

1370 Avenue of the Americas, 24th Floor

New York, New York 10019

(212) 554-5043

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 13, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 756764106

1	NAME OF REPORTING PERSON

Ouray Select, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		300,615
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

300,615
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 756764106

1	NAME OF REPORTING PERSON

Ouray Partners International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		279,867
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

279,867
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

279,867
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 756764106

1	NAME OF REPORTING PERSON

Nahal Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		809,239
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

809,239
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

809,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 756764106

1	NAME OF REPORTING PERSON

Ouray Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,109,854
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,109,854
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,109,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 756764106

1	NAME OF REPORTING PERSON

Ouray Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,389,721
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,389,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,389,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 756764106

1	NAME OF REPORTING PERSON

Elena Piliptchak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,389,721
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,389,721
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,389,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 756764106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of Red Lion Hotels Corporation, a Washington corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1550 Market Street, Suite 350, Denver, Colorado 80202.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Ouray Select, LP, a Delaware limited partnership (“Ouray Select”), with respect to the Shares directly and beneficially owned by it;
(ii)	Ouray Partners International Ltd., a Cayman Islands exempted company (“Ouray International”), with respect to the Shares directly and beneficially owned by it;
(iii)	Nahal Partners, LP, a Delaware limited partnership (“Nahal Partners”), with respect to the Shares directly and beneficially owned by it;
(iv)	Ouray Fund Management, LLC, a Delaware limited liability company (“Ouray Fund Management”), as the general partner of each of Ouray Select and Nahal Partners;
(v)	Ouray Capital Management, LLC, a Delaware limited liability company (“Ouray Capital”), as the investment manager of each of Ouray Select, Ouray International and Nahal Partners; and
(vi)	Elena Piliptchak, as the Managing Member of each of Ouray Fund Management and Ouray Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 1370 Avenue of the Americas, 24th Floor, New York, New York 10019.

(c)       The principal business of each of Ouray Select, Ouray International and Nahal Partners is investing in securities. Ouray Fund Management serves as the general partner of each of Ouray Select and Nahal Partners. Ouray Capital serves as the investment manager of each of Ouray Select, Ouray International and Nahal Partners. Ms. Piliptchak is the Managing Member of each of Ouray Fund Management and Ouray Capital and the sole director of Ouray International.

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CUSIP No. 756764106

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Ouray Select, Nahal Partners, Ouray Fund Management and Ouray Capital are organized under the laws of the State of Delaware. Ouray International is organized under the laws of the Cayman Islands. Ms. Piliptchak is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Ouray Select, Ouray International and Nahal Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 300,615 Shares beneficially owned by Ouray Select is approximately $3,197,642, including brokerage commissions. The aggregate purchase price of the 279,867 Shares beneficially owned by Ouray International is approximately $2,793,828, including brokerage commissions. The aggregate purchase price of the 809,239 Shares beneficially owned by Nahal Partners is approximately $8,667,759, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Issuer’s management team and Board of Directors (the “Board”) regarding means to enhance stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

9

CUSIP No. 756764106

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 24,721,938 Shares outstanding as of May 1, 2019, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2019.

As of the date hereof, Ouray Select beneficially owned 300,615 Shares, constituting approximately 1.2% of the Shares outstanding.

As of the date hereof, Ouray International beneficially owned 279,867 Shares, constituting approximately 1.1% of the Shares outstanding.

As of the date hereof, Nahal Partners beneficially owned 809,239 Shares, constituting approximately 3.3% of the Shares outstanding.

Ouray Fund Management, as the general partner of each of Ouray Select and Nahal Partners, may be deemed to beneficially own the 1,109,854 Shares owned in the aggregate by Ouray Select and Nahal Partners, constituting approximately 4.5% of the Shares outstanding. Ouray Capital, as the investment manager of each of Ouray Select, Ouray International and Nahal Partners, may be deemed to beneficially own the 1,389,721 Shares owned in the aggregate by Ouray Select, Ouray International and Nahal Partners, constituting approximately 5.6% of the Shares outstanding. Ms. Piliptchak, as the Managing Member of each of Ouray Fund Management and Ouray Capital, may be deemed to beneficially own the 1,389,721 Shares owned in the aggregate by Ouray Select, Ouray International and Nahal Partners, constituting approximately 5.6% of the Shares outstanding.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed the beneficial owner of the Shares directly owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that she or it does not directly own.

(b)       By virtue of their respective relationships with Ouray Select, each of Ouray Fund Management, Ouray Capital and Ms. Piliptchak may be deemed to have shared power to vote and dispose of the Shares reported owned by Ouray Select.

By virtue of their respective relationships with Ouray International, each of Ouray Capital and Ms. Piliptchak may be deemed to have shared power to vote and dispose of the Shares reported owned by Ouray International.

By virtue of their respective relationships with Nahal Partners, each of Ouray Fund Management, Ouray Capital and Ms. Piliptchak may be deemed to have shared power to vote and dispose of the Shares reported owned by Nahal Partners.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market.

10

CUSIP No. 756764106

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 18, 2019 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated June 18, 2019.

11

CUSIP No. 756764106

SIGNATURES

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2019

Ouray Select, LP

By:	Ouray Fund Management, LLC General Partner

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

Ouray Partners International Ltd.

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Sole Director

Nahal Partners, LP

By:	Ouray Fund Management, LLC General Partner

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

Ouray Fund Management, LLC

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

Ouray Capital Management, LLC

By:	/s/ Elena Piliptchak
	Name:	Elena Piliptchak
	Title:	Managing Member

/s/ Elena Piliptchak
Elena Piliptchak
12

CUSIP No. 756764106

SCHEDULE A

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Ouray Select, LP

Purchase of Common Stock	8,000	8.3729	04/22/2019
Purchase of Common Stock	4,300	8.4248	04/23/2019
Purchase of Common Stock	8,127	8.1952	04/24/2019
Purchase of Common Stock	2,001	8.0262	04/26/2019
Purchase of Common Stock	19,086	8.0070	05/15/2019
Purchase of Common Stock	1,000	7.8288	05/16/2019
Purchase of Common Stock	2,300	7.5740	06/04/2019
Purchase of Common Stock	1,250	7.6146	06/06/2019
Sale of Common Stock	(2,000)	7.1389	06/11/2019

Ouray Partners International Ltd.

Purchase of Common Stock	7,600	8.3729	04/22/2019
Purchase of Common Stock	4,000	8.4248	04/23/2019
Purchase of Common Stock	8,000	8.1952	04/24/2019
Purchase of Common Stock	2,000	8.0262	04/26/2019
Purchase of Common Stock	20,050	7.6899	05/14/2019
Purchase of Common Stock	2,000	7.5740	06/04/2019
Purchase of Common Stock	1,250	7.6146	06/06/2019
Sale of Common Stock	(2,000)	7.1389	06/11/2019

Nahal Partners, LP

Purchase of Common Stock	5,000	7.6899	05/14/2019
Purchase of Common Stock	1,600	7.9225	05/31/2019
Sale of Common Stock	(4,416)	7.3323	06/07/2019
Sale of Common Stock	(10,000)	7.1389	06/11/2019